 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

SMART RX SYSTEMS, INC.
(Exact name of issuer as specified in its charter)

Florida	46-3476042
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18544 N. Dale Mabry Hwy,

Lutz, Florida 33548

(Full mailing address of principal executive offices)

813-374-3565

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unaudited)

Forward Looking Statements

This Semi-Annual Report on Form 1-SA, or the Semi-Annual Report, of Smart Rx Systems, Inc., a Florida “C” corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

Unless the context otherwise requires or indicates, references in Semi-Annual Report on Form 1-SA to “us,” “we,” “our” or “our Company” refer to Smart Rx Systems, Inc., a Florida corporation.

Smart Rx Systems, Inc., the “Company”, “Smart Rx Systems” or “SRXS”, is a pharmacy technology company with custom and proprietary technologies, and a management company providing pharmacy related services at the point-of-care, or the POC, via The Smart PharmAssist™ Kiosk™, or the Kiosk, automated medication management system that dispenses medication-on-demand. We have signed agreements with a U.S, based robot manufacturer and the robotic technology allows the Robot to communicate with the pharmacy software, find the drug, grab a vial, count the number of pills, labels the vial, and shows an image of the pill dispensed for the pharmacist verification. Our technology was designed and developed to automate manual functions, improve the speed of dispensing with zero contamination, and improve security and convenience to patients. The automation provides more time for patient counseling services. We service patients at the point-of-care, hospitals, emergency units, walk-in-clinics, and small retail stores. We provide both dispensing at the point-of-care and mail order prescriptions as a follow-on service to customers in Florida or in any other state per the pharmacy laws of those states. Physicians send the prescriptions electronically to our Kiosks where the prescription is received, verified, and processed by an on-site technician or pharmacist located at the Kiosk, then the prescription is automatically filled and dispensed in two minutes or less and digitally verified.

Our Kiosk is a “Pharmacy-in-a-Box,” which is an entirely automated system with override capability to manually control the dispensing of medication by a pharmacist with digital verification. The current model has the capacity to dispense at least 225 different types of medications with approximately 70 prescriptions filled of each type of the 225 medications, totaling 15,750 prescriptions and over-the-counter, or “OTC,” medications. We refill the bins as required at varying time intervals under the supervision of a licensed pharmacist that is onsite or remote.

Each Kiosk notifies us of each prescription filled and we track the inventory daily to maintain adequate inventory availability. Kiosk helps us maintain inventory and new order as the minimums are reached. We fill prescriptions for patients and collect co-pays according to the patient’s insurance or offer a cost-plus model to patients who have no insurance. The cost-plus model helps patients with very large deductibles or patients who are economically disadvantaged. Each Kiosk location is either licensed as a pharmacy or is one of several “Micro Pharmacies” utilizing the pharmacy license, DEA license, and registered pharmacist of its "Parent" licensed pharmacy, and both types are in full compliance of U.S. Food and Drug Administration (the “FDA”) and other federal and state regulations. The new rules require at least one Pharmacist Technician to be a resident at each Micro Pharmacy, while at least one registered Pharmacist at the Parent Pharmacy may supervise up to seven (7) Micro-Pharmacies, or more micro pharmacies under the supervision of the parent pharmacy, for each Parent Pharmacy. Each Micro-Pharmacy must be located within 50-miles of the Parent pharmacy, pursuant to updated regulations in Florida. All Micro Pharmacies will have a Kiosk for dispensing and storage of the inventory and are located at either a group of physicians' office, the lobby of a medical office building, a clinic, or a retail store, and the space required is determined by rules issued by the State Board of Pharmacy. While the minimum amount of space required by Florida law is only 100 to 150 square feet, we expect most of our locations' physicians' spaces would desire around 150 to 200 square feet, which is still far less, and a more efficient use of space than traditional pharmacies. Our Micro Pharmacies dispense prescription and OTC medications by the on-site Pharmacy Technician (Tech) under the supervision of the remote Pharmacist, who can remotely verify the drug being dispensed. This business model has recurring costs savings in the use of a licensed pharmacist, space requirements, inventory requirements, and mail order services.

The operating results for the period ending June 30,2023 have been increasingly difficult for the company. The company has not been able to raise capital that it required to grow. We can start growing again as we were in the periods prior to the Covid 19. We were growing at the rate of 60% to 100% year over year but the Covid 19 impacted us adversely. We have a proven business model and we feel that as we raise money we can grow again.

Operating Results

In the year 2023, the company received $264,318.37 for ERTC (Employee Retention Tax Credit) from the Internal Revenue Service. Twenty Five percent of the funds received are payable to the Attorney Consultant for their diligent efforts. These funds are non-refundable to the IRS.

Recorded the $350,000 losses from the pharmacy against Mr. Mathow’s loans to Smart Rx Systems. These receivables will first be used to write off against his interests and the balance to his principle.

In 2020, the employment agreement of Santu Rohatgi was amended to state that the Base wages not paid would be payable as cash for 2020 and for the years that follow, and then in 2022, the Employment contract for him was further amended to include that no base wages, guaranteed bonuses or Special Award Bonuses could be converted to Special Preferred shares in 2022 and for the years to follow.

In 2023 as of June 30, Santu Rohatgi accrued interest of $58,103.08 on the loans he gave to the company, on the credit card charges, interests of $12,955.67 on credit card charges of $89,349.44 at an interest rate of approximately 29%. Santu Rohatgi charges 0% interest on his auto and vacation benefits. In 2023, Santu Rohatgi has not been compensated for Auto benefits of $14,400.

In 2023, we received a loan of $35,000 at 0% interest and issued 35000 A+ common stock.

In 2023 between January 2023 and June 2023, no base wages or guaranteed bonus was paid to Santu Rohatgi. The base wages of $175,000 and guaranteed bonus of $175,000 was recorded as accounts payable, and, interests of $2,916.67 for base wages and $2,916.16 for guaranteed bonus has been recorded. Additionally, for 2022 for $350,000 base wages, interest of $14,000, guaranteed Bonus for $350,000 accrued interests of $14,000, and, for Special award bonus of $300,000 accrued interests of $8,000 were recorded.

For wages of $138,000 and $210,495 not paid in 2020 & 2021, respectively, interests in 2023 of $5,520 and $8,419.80 were recorded. We have started to rebuild the pharmacies, and, as of June 30, 2023, we have 3 full time employees and 1 part time employee. Our first pharmacy in Clermont has been moved to Tampa at the end of March 23.

In 2023, all amounts due for settlement has been fully paid.

The results for 2023 have been for planning purposes with investors and new investors to raise capital. Our operating costs for 2023 compared to 2022 will be 50%. The Sales cycle will start as we start purchasing inventory.

Liquidity and Capital Resources

Our short term and long-term liquidity depend on our ability to raise capital via the Reg A. The short term liquidity is the ability to meet our liabilities within a 12 month cycle, and, the long term liquidity helps us grow, build our infra structure, and have the ability to grow and fulfill all our long term liabilities such as loan payments, and asset purchases required for our growth.

Item 2. Other Information

NONE

Item 3. Financial Statements

Smart Rx Systems Inc.
Balance Sheet
End of Jun 2023
UNAUDITED

Financial Row	Amount
ASSETS
Current Assets
Bank
CASH ACCOUNT
BOA FL Cash	($236.69)
BOA FL Credit Card	$1,764.68
GTE 1	$150,737.65
Hancock	($999.05)
Total CASH ACCOUNT	$151,266.59
Other Assets
Pharmacy Purchases	$454.35
Total Other Assets	$454.35
Total Bank	$151,720.94
Accounts Receivable
Accounts Receivable
Miscellaneous Receivable	$168,000.00
Related Party Receivable	$695,823.14
Total Accounts Receivable	$863,823.14
Total Accounts Receivable	$863,823.14
Other Current Asset
Inventory Asset
INVENTORY
Prescription Inventory Purchases	$10,395.60
Total INVENTORY	$10,395.60
Total - Inventory Asset	$10,395.60
Total Other Current Asset	$10,395.60
Total Current Assets	$1,025,939.68
Other Assets
Furniture & Equipment
Assets
Assets	$42,514.27
INVESTMENT ASSETS NON DEPRECIABLE	($132,503.89)
Total Assets	($89,989.62)
Accumulated Depreciation	($36,328.28)
Total Furniture & Equipment	($126,317.90)
Intangible Asset
Assets Exchanged for Fair Value	$99,399.74
Software Development & Hardware Design	$2,352,236.00
Exec. Compensation Converted to Non-voting Preferred Stock	$6,990,424.06
Joint Venture & Financing Activities- Vista Clinical	$250,000.00
Capitalization Documents & Actions	$164,000.00
Major Contracts & Events Value	$3,000.00
Accumulated Amortization	($3,843,658.93)
Exec Compensation	$610,191.80
Total Intangible Asset	$6,625,592.67
Total Other Assets	$6,499,274.77
Total ASSETS	$7,525,214.45
Liabilities & Equity
Current Liabilities
Accounts Payable
Accounts Payable
Long Term Liability
Long Term Liability	$119,456.43
Loans- Related Party	$2,787,224.76
Deferred Salaries Payable	$14,400.00
Long-term Preferred Premium Payable	$709,800.00
Total Long Term Liability	$3,630,881.19
Short Term Liability
Short Term Liability	$140,712.03
Loans Payable- Related Party	$320,268.88
Travel Expense Payable- Related Party	$14,400.00
Auto Expense Payable- Related Party	$10,800.00
Interest Payable Preferred Stock- Investment	$1,033,883.37
Preferred Premium Payable	$1,418,800.00
Short Term Loans Payable	$2,495,911.18
Loans Payable- Santu Rohatgi	$960,716.04
Loans Payable- Sandeep Mathow	$48,449.44
Consulting Expense Payable	$1,382.08
Debt Payable to Investor	$7,126.79
Credit Card Payable	$59,597.68
Bank Loans	($1,006.92)
Kiosk Lease Payable	$203,380.43
Partnership Fees Payable	$32,560.59
Rent Payable Lutz Office	$126,510.68
Rent Payable Clermont Phar-Lake Side Medical	$12,205.74
Interest on Loan Payable	$21,228.00
Accrual Legal Expense	$18,550.00
Wages Payable Related Party	$1,393,800.60
Total Short Term Liability	$8,319,276.61
Total - Accounts Payable	$11,950,157.80
Total Accounts Payable	$11,950,157.80
Total Current Liabilities	$11,950,157.80
Equity
Capital Stock
Capital Stock
Class AA Voting CS par val $0.0001 part of 100m Auth	$0.39
Ser AA Founder Non-Voting Perf, part of 50m auth	$1.35
Series 2018 Special Redeemable Preferred	$3.00
Total Capital Stock	$4.74
Orig Voting CS Par $0.0001, Part Of 100m Auth.	$642.75
Class A Voting CS, Par Value $0.0001, Part Of 100m Auth	$19.26
Class A+ Voting CS, Par Value $0.0001, Part of 100m Auth.	$21.55
Class AA+ Voting CS, Par Value $0.0001 part of 100m Auth	$1.62
Orig. Pref Non Voting, Par Value $0.0001, Part Of 50m Auth.	$1,616.21
Ser. A. Founders Pref. par value $0.0001, Part 50m	$26.92
Ser. A+ Founders Non- Voting Pref, Part of 50m Auth.	$21.50
Spec. Pref. Non Voting, par val $0.0001, part of 100m auth	$684.69
Ser AA++ Founders Pref Non-Vot Par Val $0.0001 part 50m Auth	$3.95
Total - Capital Stock	$3,043.19
Additiional- Paid- in capital	$16,089,578.95
Retained Earnings	($19,606,508.21)
Net Income	($911,057.28)
Total Equity	($4,424,943.35)
Total Liabilities & Equity	$7,525,214.45

Smart Rx Systems Inc.
Income Statement
From Jan 2023 to Jun 2023
UNAUDITED

Financial Row	Amount
Ordinary Income/Expense
Income
4000 - Sales
4000 - Sales	$3,291.15
4002 - Prescriptions third Party	$3,295.27
Total - 4000 - Sales	$6,586.42
Total - Income	$6,586.42
Gross Profit	$6,586.42
Expense
6000 - Expenses
6005 - Internet/Phone	$4,803.29
6006 - Consulting Expense	$45,636.03
6007 - Corp. Wage Expense	$175,000.02
6008 - Miscellaneous Expense	($22,813.57)
6010 - Bank Fees & Credit Card Fees	$945.90
6012 - Auto Expense	$7,200.00
6014 - Preferred Interest Expense	$92,598.00
6020 - Amortization Expense	$304,741.70
6023 - Deferred Bonus Expense	$175,000.02
6028 - Florida Travel Monthly Expense	$7,200.00
6030 - Script Pro Kiosk Lease	$45,000.00
6032 - Facility & Rent Expense	$58,667.81
6034 - Pharmacy Management software expense	$12,338.00
6038 - Payroll Fees	$100.00
6060 - Loan Interest Expense	$275,544.87
Total - 6000 - Expenses	$1,181,962.07
Total - Expense	$1,181,962.07
Net Ordinary Income	($1,175,375.65)
Other Income and Expenses
Other Income
4100 - Other Income	$264,318.37
Total - Other Income	$264,318.37
Net Other Income	$264,318.37
Net Income	($911,057.28)

Smart Rx Systems Inc.
Cash Flow Statement
From Jan 2023 to Jun 2023
UNAUDITED

Financial Row	Amount
Operating Activities
Net Income	($911,057.28)
Adjustments to Net Income
Accounts Receivable	($384,800.00)
Other Current Asset	($395.60)
Accounts Payable	$766,806.33
Total Adjustments to Net Income	$381,610.73
Total Operating Activities	($529,446.55)
Investing Activities
Other Asset	$654,741.70
Total Investing Activities	$654,741.70
Financing Activities
Other Equity	$3.50
Total Financing Activities	$3.50
Net Change in Cash for Period	$125,298.65
Cash at Beginning of Period	$26,422.29
Cash at End of Period	$151,720.94

Smart RX Systemns, Inc. (SRXS)

	Common Voting	S Par Value Amount	Preferred Non Voting	$ Par Value Amount	ADD'L Paid in capital	Retained Earnings	Stockholders Equity
As of Dec 31,2022	976,480	646	3,560,278	2,379	16,689,519	-19,606,508	-2,914,000
Net Income/(Loss)						-911,057
Common Stock Issued	35,000	4					4
Preferred Shares granted (but unissued) in lieu of salaries and bonuses							0
Preferred Shares issued
Balance as of June 30, 2023	1,011,480	650	3,560,278	2,379	16,689,519	-20,517,565	-2,913,996

Item 4. Exhibits

Exhibit Number	Description
2.1.1	Articles of Incorporation of Smart Rx Systems, Inc. filed on August 16, 2013*
2.1.2	Restated Articles of Incorporation of Smart Rx Systems, Inc. filed on November 15, 2013*
2.1.3	Amended Articles of Incorporation of Smart Rx Systems, Inc. filed on March 25, 2015*
2.1.4	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on April 17, 2015*
2.1.5	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on December 12, 2016*
2.1.6	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on July 16, 2019*
2.1.7	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on December 2, 2019*
2.1.8	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on December 19, 2019*
2.2	Bylaws*
2.3	Form of Amended and Restated By-Laws*
6.1	Officer and Director Employment Agreement by and between the Company and Swatantra Rohatgi dated September 14, 2020 incorporated by reference to exhibit 6.1 of our Form 1-A filed on December 15, 2020*
6.2	Officer and Director Employment Agreement by and between the Company and Sandeep Mathow dated June 15, 2018 incorporated by reference to exhibit 6.2 of our Form 1-A filed on November 20, 2018*
6.3	Business Purchase Agreement by and between the Company and Jino J. Moran regarding stock sale dated June 16, 2017*
6.4	Purchase of Vista Specialty Pharmacy LLC Agreement by and between the Company and Vista Specialty Pharmacy LLC dated June 28, 2017*
6.5	Kiosk Manufacturing and Support Agreement by and between ScriptPro and the Company dated March 21, 2014 incorporated by reference to exhibit 6.5 of our Form 1-A filed on December 15, 2020*,**
6.6	Amendment of Kiosk Manufacturing and Support Agreement dated May 22, 2015 incorporated by reference to exhibit 6.6 of our Form 1-A filed on December 15, 2020*,**
6.7	Exclusive Distributor Agreement by and between A3 Development Group, LLC and the Company dated May 17, 2017*
6.8	Officer and Director Employment Agreement by and between the Company and Swatantra Rohatgi dated June 18, 2018*
8.1	Form of Escrow Agreement*
9.1	Concurrence of Soto Accounting, LLC with Dismissal as Independent Accountant*
11.1	Consent of Auditor – Soto Accounting, LLC (filed herein)

*Previously filed.

**Portions of the exhibits have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Rx Systems, Inc.

By:	/s/ Swatantra “Santu” Rohatgi
Name:	Swatantra “Santu” Rohatgi
Title:	Chairman of the Board and President
September 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Swatantra “Santu” Rohatgi	Chairman of the Board and President	September 28, 2023
Swatantra “Santu” Rohatgi	(Principal Executive Officer)

/s/ Swatantra “Santu” Rohatgi	Chief Financial Officer	September 28, 2023
Swatantra “Santu” Rohatgi	(Principal Financial and Accounting Officer)

/s/ David Van Valkenburg	Independent Director	September 28, 2023
David Van Valkenburg

/s/ Roman Rohatgi	Director	September 28, 2023
Roman Rohatgi